Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
The following are relevant portions of a transcript of questions asked of and answered by Abhi Talwalkar, President and Chief Executive Officer of LSI Logic Corporation (referred to herein as “LSI Logic” or the “Company”) in a conference.

Harlan Sur — Morgan Stanley — Moderator & Analyst
So for those of you that don’t know me, I’m Harlan Sur. I’m the semiconductor capital equipment analyst as well as semiconductor analyst at Morgan Stanley. And it’s my pleasure to have Abhi Talwalkar, the President and Chief Executive Officer of LSI Logic here with us today. What I’ve asked Abhi to do is give a few brief introductory remarks, give us an update on the merger with Agere and then after that we can—he’ll sit back down and we’ll kick off the fireside chat.
[redacted]

Abhi Talwalkar — LSI Logic — President & CEO
[redacted]
At the end of the year, we announced a pretty significant, probably the most significant announcement in LSI’s history, which is the merger with Agere. A number of motivations with that merger clearly helping us towards our objective of participating in two to three markets that have these characteristics of [playing] at multiple layers of the food chain, sticky generational high competitive barriers to entry. The combination allows us to absolutely enhance and extend our very already strong storage position, but allows us to participate in a much bigger way in the hard disk drive market. We think that market is going to continue to grow and represents a significant growth opportunity for us with market share position of the combined company around low 20 sort of percent range. There is no reason why we can’t grow that substantially above that level.
We have a combined business in networking between the two companies that has all the right sort of customers, IP technology based, and R&D scale were some of the right decisions and rationalization of some of the smaller product lines within that. We think we can build an equivalent position in networking related markets that allows us to again play across those certainly silicon [firmware], potentially software, sort of opportunities that exist in networking associated within the enterprise, at the edge, and back in the infrastructure, all around IP based processing. We clearly get more scale with that combination, scale that can be leveraged to build some other businesses. That’s something we have to evaluate. Both the mobility and consumer business are high growth.
We also have some interesting volatility and competitive aspects to them, so it’s something we have to understand. I think our ability to build a number one or number two positions across four markets is challenged. That’s certainly something that we’re not out trying to do per se, something we have to evaluate. And we certainly have the potential to do that given the scale that we have. I think the combined entity will also give us the financial strength that we need to deliver consistently on a generational basis across the markets that we participate in.
So we’re excited about it. The progress relative to the merger is going along as planned. We’re making very fast and rapid progress. The vote will be on the 29th of this month. We anticipate closing shortly after all the regulatory stuff to a large degree is pretty much concluded. The last remaining countries that we have to get to weigh in on this have pretty much weighed in. So in general, we see pretty smooth sailing. We’ve announced not only the first level of the organization, the combined company, but we’ve announced a second level across all of the functions.

We’re pretty close to announcing third level anticipation. We’re anticipating announcing just about every single level of the organization, especially where it matters the most in touching customers, product execution, by the time we close so we get out of the gate and we’re running as a single company, whether it’s touching our customers, whether it’s product execution, whether it’s engaging our suppliers to go after some of the [personal] scale that we can start leveraging into the company. So that’s progressing. We’ve launched a number of teams on the synergy front. We’re probably four or five weeks into peeling that onion.
So far, we have not uncovered anything that gives us any concern relative to the $125 million we’ve talked about in terms of cost synergy. We’ve kicked off a number of efforts around revenue synergy. That’s something we sort of loosely talked about at the announcement. I’m not prepared to talk about anything any more specific today, but we see a number of revenue synergies as well that we’re starting to work, that we also want to take full advantage of as we come out of close.
So all in all, I’m very pleased with the progress culturally. The two companies are working great together and have not really uncovered any really significant cultural issues that would be concerning. So—.
QUESTION AND ANSWER
[redacted]

Unidentified Audience Member
[Off mic. — inaudible.]

Abhi Talwalkar — LSI Logic — President & CEO
From an overlap standpoint in products, very little overlap. Almost no overlap. If there’s any area of overlap—and even there it’s been complementary—has been around the two respective companies custom silicon efforts in fiber channel based fabrics, whether it’s supporting the fabric itself, the switch platform, or the end points, which are the fiber channel HBAs. And it turns out that we are very complementary in terms of the customers and technology there.
Everywhere else, we haven’t had any overlap from a product standpoint. In fact, we see more synergies where it’s very complementary, and the hard disk drive being a great example where our respective sort of expertise and IP base and history is very complementary, Agere being very strong in desktop, notebook ,and consumer, and rechannel technology, LSI having enterprise sort of focus historically. That’s very complementary for us.
I think in terms of the mobility business and the consumer business, limited in terms of complementary, and certainly no overlap whatsoever. The benefits there are more so around purchasing scale, and potentially some benefits around application processing that might be needed in the handset.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Any more questions from the audience? As it relates to the merger, and I think you brought this up several times, if I look back in history, right, both LSI and Agere at one point were powerhouses in the custom silicon ASIC market. And to a certain degree, both companies still are. I mean, I think a large part of both of your communication businesses are still ASIC-like in nature. So now that you have a combined and very large ASIC IP portfolio and knowledge base, you’ve got the learning curve, does the combined entity make a play to once again become a powerhouse in the custom ASIC market? Or this is really to communication or is the strategy now to really try to go after the standard products market?

Abhi Talwalkar — LSI Logic — President & CEO
Well, I think, first of all, from an LSI standpoint, for 20 years, LSI was a broad market, ASIC merchant market player. It knocked on every single door imaginable that’s been [indiscernible] in silicon and it participate in that manner and did that through the late 90s. In 1998, it acquired Symbios and brought in a bunch of storage technology, most of it standard products.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Right.

Abhi Talwalkar — LSI Logic — President & CEO
2001 brought in C-Cube, more standard products, but in consumer. And so, the composition of the company changed.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Correct.

Abhi Talwalkar — LSI Logic — President & CEO
But it still behaved and acted like an ASIC company, which is what created a lot of the issues I think over the past four or five years. The shift that we made was we walked away from being a merchant market ASIC company. So we have no intent to of going back to that. Will we do custom silicon? Absolutely.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Yes.

Abhi Talwalkar — LSI Logic — President & CEO
Because there are certain markets or submarkets within storage or within networking that are custom in nature.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Right.

Abhi Talwalkar — LSI Logic — President & CEO
Take the hard disk drive market. It’s a great example. It’s custom silicon. And that’s going to stay custom for a long time. Take networking and take Cisco, the big player there, it’s mostly custom silicon and that’s not going to change. Now, the way we participate around custom silicon is definitely changing. We’re not doing things like Rapid Chip anymore.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Right.

Abhi Talwalkar — LSI Logic — President & CEO
We’re investing going deeper and deeper and building higher levels of IP to companies like Cisco, where we’re not just taking their IP, but we’re bringing a lot of IP to the table, as an example. So that’s the approach. So we’ll still do custom silicon, but no more merchant market. And I think in the case of Agere, they had a pretty small merchant market ASIC sort of offering.

Harlan Sur — Morgan Stanley — Moderator & Analyst

Well, what I was alluding to is more just on your—as it relates to your communications and the penetration there on the ASIC side of the business because you’re right. I mean, enterprise networking in the service provider part of the space, and a large part of the silicon content is ASIC based. So I—Agere has part of its heritage there as well. And it just seems like to me now you’ve got more scale, you’ve got a large IP portfolio, again in Comm IC. And all of a sudden, you become I think a powerhouse maybe in that side of the market space to go up against the guys that we typically hear about, which are the IBM and the TIs of the world that have high end ASIC segments that they go after the Comm IC segment.

Abhi Talwalkar — LSI Logic — President & CEO
Well, I think no intent of going back into a merchant market ASIC approach. That’s not sticky business. We want to again bring a lot of IP—design IP to the table where we can. In most of our markets we can and we want to build—to bring firmware, software, and that’s the characteristics we want. In the hard disk drive case, the competitive barrier there is not firmware, as you know, firmware that we bring to the table, but it is scale and [indiscernible] IP. And that’s sufficient. In all the other markets that we want to participate in, it is really about much higher levels of IP all the way up into software in the case of our storage business.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Got it.

Abhi Talwalkar — LSI Logic — President & CEO
So that’s the approach. And to a large degree in the telecom space, much of that back in 2001, 2000, as we all went through that collapse and all the CapEx pressures hit everyone, their whole bias in [B and A] to do custom silicon changed. It changed over a matter of a year or two and they started embracing standard producers more so. And so, there that’s going to be the case. And then, within the enterprise, the people that will continue to do custom silicon are your fiber channel fabric people, as well as Cisco. And you’ll see that from Huawei as well. Huawei continues to be a customer of ours and certainly a big opportunity.

Harlan Sur — Morgan Stanley — Moderator & Analyst
And along those same lines, I mean, there seems to be a lot of synergies as well as it relate to storage and communications as well in the sense that the storage is becoming more and more network like and relying on much—.

Abhi Talwalkar — LSI Logic — President & CEO
—The networking and storage markets are very synergistic from what you need in terms of process technology, what you need in terms of the physical layer, the protocol layer, the customers tend to think the same way. Absolutely. Those are very synergistic and that’s going to certainly be the core of the company. And then, we’ll have to see what we do across the other segments.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Great. You’ve outlined many times for us the cost synergies, like $125 million in 2008, post-merger. When will you be in a position to give us a sense for what that’s going to look like post-closing in 2007?

Abhi Talwalkar — LSI Logic — President & CEO
We’ll certainly have an Analyst Day or Investor Day here in the few months following the close—certainly a few months following the earnings call that we have in April. So we’ll get more information out on that. At that point in time, I hope to be able to provide more on the composition of the 125 and as much as we can relative to timing.
[redacted]

Harlan Sur — Morgan Stanley — Moderator & Analyst
Along those same lines, what’s your view on ISCSI and the adoption of ISCSI? What do we need to see higher up [taking] adoption of ISCSI?

Abhi Talwalkar — LSI Logic — President & CEO
Well, mostly, ISCSI today has been plain vanilla 1-gig. And it’s been in environments that are fairly low in terms of performance requirements. ISCSI is growing a little fast, but it’s small numbers. So small numbers from—I want to make sure I don’t throw out the wrong numbers, but the ISCSI storage market—the storage market is around $14 to $15 billion, and I’m talking about storage systems, not—$14 to $15 billion—not the hard drives. Take the hard drives out. About 10 to 11-plus billion is fiber channel based storage area networks. And about 2 to 3.5 is network attached story. ISCSI is probably $200 million in size. So it’s not a huge part of the market. I think technology such as 10-gig, when they become more available and ubiquitous you’ll start seeing ISCSI I think become more rapidly adopted. But again, in certain applications.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Right. As it relates to leveraging your storage expertise and consumer expertise, I mean, what are your thoughts on things like [home net] for examples, essential data repository. At some point I would think in the near term future given all of the multimedia devices that we have around the home, what are your thoughts and is that something that’s been the roadmap for LSI.

Abhi Talwalkar — LSI Logic — President & CEO
Well, it turns out that Agere has a NAS product and they have a NAS reference product along with some silicon that they sell. I haven’t had an opportunity to go deep into that because it’s not a huge part of the big—it’s an initiative that they have that’s also aligned with what they’re trying to do with the high end home or small, medium business gateway because those high end homes or [SMDs] also need storage capability as well. So it’s something that we’ll evaluate. It’s clearly an opportunity. There’s clearly growth, but you have to trade off against some of the other things that we have to work on as well. I mean, we’re far from saturating our position in enterprise.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Correct.

Abhi Talwalkar — LSI Logic — President & CEO
We’re far from saturating our position in hard disk drives. So there’s stuff that’s core to our business that’s going to be important before we start venturing into adjacencies. And we have all the technology. We have I think customers that have great channels into that market. Cisco is a channel into storage into the home because of Scientific Atlanta.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Yes.

Abhi Talwalkar — LSI Logic — President & CEO
Because of what they want to do there. Seagate has certainly objectives and has products across the Seagate and the Maxwell brand in the retail. So we have the customers, we have the know-how. It’s a matter of I think just focus and priority.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Great. Question?

Unidentified Audience Member
[Off mic. — inaudible.]

Abhi Talwalkar — LSI Logic — President & CEO
It’s both. It’s both. I mean, Cisco is a good example where we have a strong and historical relationship and Agere doesn’t. There’s a number of Agere product lines that we know we can take into Cisco and do something more meaningful. Same thing with some of Agere’s Ethernet products into the traditional server and system OEMs that we have good relationships with. So there’s a little of both. I think the only thing that we’ve already started working on is—and I’ve mentioned this before when we announced the deal—is I’m more than excited about getting the Agere legal team [going] to task on LSI’s 4,500 patents or so because that’s been a defensive strategy, which we’ve been wanting to turn into an offensive strategy and we still get paid for our IP. So we have started that work as well. And that’s another I think significant point of synergy.

Harlan Sur — Morgan Stanley — Moderator & Analyst
Question in the back?

Unidentified Audience Member
[Off mic. — inaudible.]

Abhi Talwalkar — LSI Logic — President & CEO
The room to grow?

Unidentified Audience Member
[Off mic. — inaudible.]

Abhi Talwalkar — LSI Logic — President & CEO
Without—I don’t understand your question in terms of lower margin business. But—.

Unidentified Audience Member
[Off mic. — inaudible.]

Abhi Talwalkar — LSI Logic — President & CEO
Yes, but there’s still—I think there’s absolutely room to grow within the likes of Seagate. There is room to grow within Fujitsu. Fujitsu—we’ve been primarily an enterprise provider, whereas Agere hasn’t participated at all. Fujitsu is the most—the leaders in notebooks—notebook hard drives. Neither of us participate there in any meaningful way. Samsung is another opportunity in terms of hard drive. Samsung certainly seems to be committed to that side and has been growing. The combined company can certainly do business there.
Neither of us—we certainly don’t—and Agere has some—but the business as a combined company in Western Digital is very small. That’s an opportunity for growth as well. It’s what I said earlier. You can sort of back into the math, but we probably have in the low 20s in terms of market share across SOCs, re channels, pre-amps, and motor control of that $3.5 to $4 billion market. It’s actually going to be $4 to $4.5 billion in ‘09. There’s no reason why we can’t drive growth there without compromising margins.
[redacted]
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, dated February 5, 2007, and related materials to register the shares of LSI common stock to be issued in the merger. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents may be obtained on the Agere website at http://www.agere.com and on the LSI website at http://www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 1110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.